[redacted]

SECUR 11017015 ION

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2011
WASH, D.C.
200

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SEC FILE NUMBER
8-~~17574~~ 3368

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Congress Street, Suite 300
(No. and Street)

Boston, MA 02109-4069
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristin Hunnibell Kennedy 617/542-0500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shah & Company CPA
(Name – *if individual, state last, first, middle name*)

1615 Pontiac Avenue Cranston RI 02920
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Paul F. Testa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arthur W. Wood Company, Inc. and Subsidiary, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTIN HUNNIBELL KENNEDY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
March 26, 2015

Paul F. Testa
Signature

President
Title

Kristin H. Kennedy
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

FINANCIAL STATEMENTS AND

SUPPLEMENTAL INFORMATION

December 31, 2010

SHAH & COMPANY
CERTIFIED PUBLIC ACCOUNTANT
1615 PONTIAC AVENUE
CRANSTON, RI 02920
(401) 738-6200
FAX (401) 738-6223

NITA J. SHAH, MBA, CPA

MEMBER OF THE AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Arthur W. Wood Company, Inc. and Subsidiary
Boston, Massachusetts

We have audited the accompanying consolidated statement of financial condition of Arthur W. Wood Company, Inc. and Subsidiary (the Company) as of December 31, 2010, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Arthur W. Wood Company, Inc. and Subsidiary as of December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 10, 2011

Shah & Company

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS

Cash and cash equivalents	$ 79,542
Deposit with clearing organization	50,000
Receivables - brokers and dealers	70,610
- officers	11,550
- other	45,019
Securities owned:	
Marketable, at market value	-
Not readily marketable, at estimated fair value	1,500
Furniture and office equipment, at cost, less accumulated depreciation of $5,263	6,392
Other assets	
Deferred income taxes	185,640
Miscellaneous	16,309
	$466,562

LIABILITIES AND STOCKHOLDERS' EQUITY

Income taxes payable	$ 1,625
Accrued expenses and other liabilities	112,011
	113,636
Stockholders' equity	
Common stock, $50 par value; 2,000 shares authorized and issued, 865 shares outstanding	100,000
Additional paid-in capital	210,439
Retained earnings	42,487
Total Stockholders' Equity	352,926
	$ 466,562

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME

For the Year Ended December 31, 2010

REVENUES	
Commissions	$1,460,349
Interest and dividends	5,699
Investment advisory fees	126,359
Other income	121,224
	$1,713,631
EXPENSES	
Stockholders/Officers compensation	$ 222,826
Employee compensation and benefits	938,168
Clearance charges paid to brokers	177,473
Communications	34,260
Occupancy and equipment costs	206,438
Travel costs	988
Regulatory fees and expenses	14,903
Taxes, other than income taxes	61,567
Other operating expenses	74,309
	1,730,932
LOSS BEFORE PROVISION FOR INCOME TAXES	(17,301)
PROVISION FOR INCOME TAXES	
Current	1,798
Deferred	(4,920)
Total income taxes (benefit)	(3,122)
NET LOSS	$ (14,179)

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (14,179)
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	3,309
Net (increase) decrease in	
Deposit with clearing organization	-
Receivables -brokers and dealers	(18,381)
- officer	-
- other	(39,032)
Securities owned	-
Other assets	
Deferred income taxes	(4,920)
Miscellaneous	1,772
Net (decrease) increase in	
Income taxes payable	713
Accrued expenses	11,113
NET CASH USED BY OPERATING ACTIVITIES	(59,605)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(1,334)
NET CASH USED BY INVESTING ACTIVITIES	(1,334)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from issuing common stock	125,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	125,000
NET INCREASE IN CASH	64,061
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	15,481
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 79,542
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Interest paid	$ 2,691
Taxes paid	$ 1,085

The accompanying notes are an integral part of these financial statements.

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2010

	Capital Stock Common Stock	Additional Paid - In Capital	Retained Earnings
Balances at January 1, 2010	$ 100,000	$ 85,439	$ 56,666
Net Loss	-	-	(14,179)
Issue of common stock	-	125,000	-
Balances at December 31, 2010	$ 100,000	$ 210,439	$ 42,487

The accompanying notes are an integral part of these financial statements.

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL STATEMENTS

December 31, 2010

NOTE 1: STATEMENT OF PURPOSE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is registered as a securities broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in trading of securities for its customers and is a market maker in certain securities.

The Company is incorporated in the State of Massachusetts and is authorized to issue 2,000 shares of $50 par value common stock. At December 31, 2010, 865 shares are issued and outstanding. The Company has opened an office in the State of Connecticut to perform the activities as broker/dealer in securities. All transactions are processed through the Boston office.

A summary of the Company's accounting policies that affect the more significant elements of the financial statements is presented below.

Basis of presentation – The financial statements have been presented in conformity with U.S. generally accepted accounting principles in accordance with FASB ASC 940 (formerly AICPA Audit and Accounting Guide, Brokers and Dealers in Securities).

Cash and cash equivalents – The Company considers all time deposits held in banks with initial terms to maturity of three months or less to be cash equivalents for the purposes of the statement of financial condition. Cash and securities segregated under Federal and other regulations are not treated as cash and cash equivalents.

Advertising expenses – The Company expenses advertising as incurred. Advertising expense was $-0- for the year ended December 31, 2010.

Revenue recognition - Securities transactions with related revenues and expenses are recorded on a settlement date basis, which are generally three business days after trade date. If revenues and expenses were recognized on a trade date basis, it would not be materially different.

Fair value of financial instruments – At December 31, 2010, substantially all of the Company's assets and liabilities were carried at either market or fair value or at amounts that approximate such values as determined by management's estimates. Realized and unrealized gains and losses on trading account securities are included in statement of income.

Property, equipment and depreciation - Furniture and office equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting over the useful lives of related assets, generally 3 to 10 years, and accelerated cost recovery method for income tax purposes. Depreciation expense for the year was $3,309 and accumulated depreciation as of December 31, 2010 was $5,263.

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL STATEMENTS - CONTINUED

December 31, 2010

NOTE 1: STATEMENT OF PURPOSE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-(CONTINUED)

Use of estimates - The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2: PERSHING LLC - AGREEMENT

Arthur W. Wood Company, Inc. and Subsidiary has an agreement with Pershing LLC. (Pershing). Under this agreement, Pershing clears transactions on a fully disclosed basis for accounts of the Company and of its' customers which are introduced by the Company and accepted by Pershing. Pershing maintains stock records and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the FINRA and SEC guidelines for record retention. Pershing is responsible for the safeguarding of all funds and securities delivered to and accepted by it. Pershing prepares and sends to customers monthly or quarterly statements of account. The Company does not generate and/or prepare any statements, billings or compilation regarding any account. The Company examines all monthly statements of account, monthly statements of clearing services, and other reports provided by Pershing and notified Pershing of any error. Pershing charges the Company for clearing services. Pershing also collects all commissions on behalf of the Company and makes payments to the Company for its share of commissions. This agreement can be terminated, between the two parties, by giving 30 days prior written notice to the other party.

NOTE 3: LOANS TO SHAREHOLDERS

At year ended December 31, 2010, the loan receivable from officers totaled $11,550. These loans are short-term loans, bearing 2 percent interest to be paid back by December 31, 2011.

NOTE 4: SECURITIES OWNED AND SOLD, NOT YET PURCHASED

At December 31, 2010, marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values was $-0-.

NOTE 5: LEASE COMMITMENTS

The Company has entered into a 5-year contract to lease Boston office space beginning February 1, 2008. The Company also leases office space in Meriden, Connecticut on a month-to-month basis for an annual rent of $14,400. In addition, The Company leases office space in Maine on a month-to-month basis for an annual rent of $5,400. The Company subleases a portion of its Boston office space on a month-to-month basis having rental income of $14,799 for the year. The net rental expense was $164,995 for the year ending December 31, 2010.

NOTE 5: LEASE COMMITMENTS - -(CONTINUED)

The Company has leased equipment with monthly payments of $865. The total lease expense under these agreements for year ending December 31, 2010 was $3,834.

The Company has obligations under operating leases for annual rentals for office space and equipment at December 31, 2010 as listed below:

Year Ending December 31	
2011	$ 183,796
2012	178,703
2013	33,108
	$ 395,607

NOTE 6: RELATED-PARTY TRANSACTIONS

In order to qualify to sell certain insurance related products, the Company in 1988 created a wholly-owned subsidiary, "A.W. Wood Insurance Agency, Inc.", for the purpose of holding the license required by the State of Massachusetts. All revenues and expenses are reflected in the operation of Arthur W. Wood Company, Inc.

NOTE 7: INCOME TAXES

The Company and its subsidiary file a consolidated federal income tax return and separate Massachusetts and Connecticut income tax returns.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred tax benefit. Deferred taxes are provided for the expected future benefits of net operating loss carryforward. Deferred tax assets are determined using the tax rates to be enacted when the asset or liability is realized. Deferred tax expense or benefit is the result of the changes in the deferred tax assets and liabilities.

As of December 31, 2010 the Company has loss carryforwards of approximately $444,649 for federal and $308,926 for Massachusetts state income tax purposes. The loss is available to offset taxable income of future periods and expiring as follows for the year ending December 31:

Federal		State	
2019	$ 54,211	2011	26,120
2020	78,335	2012	37,188
2021	27,140	2014	228,614
2022	38,208	2015	17,004
2024	228,777		
2025	17,978		

NOTE 7: INCOME TAXES –(CONTINUED)

The provision for (benefit of) income taxes for the year ended December 31, 2010 consist of the following:

Current:	
Federal	$ -
State	1,798
Total Current	$ 1,798
Deferred:	
Federal	$ (6,595)
State	1,675
Total Deferred	(4,920)
Total net provision for (benefit of) taxes	$ (3,122)

Management is of the opinion that the deferred tax benefits will be fully realizable in future periods. Accordingly, no valuation allowance has been established.

The Company adopted new accounting for uncertainty in income taxes guidance in 2009. Management does not believe the Company has any uncertain tax positions that would require recognition or disclosure in the financial statements for the year ended December 31, 2010. The U.S. Federal income tax returns prior to fiscal year 2007 are closed. U.S. State jurisdictions have statutes of limitations that generally range from three to five years. The tax returns are currently not under examination in any U.S. Federal or state jurisdiction.

NOTE 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $86,516 which was $78,940 in excess of its required net capital of $7,576. The Company's net capital ratio was 1.31 to 1.

NOTE 9: CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company is exempt from segregated reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934, as all transactions are cleared through Pershing LLC, a clearing agent, on a fully disclosed basis.

NOTE 10: SUBSEQUENT EVENTS EVALUATION

Subsequent events were evaluated through February 10, 2011, which is the date the financial statements were available to be issued. No transactions or events need to be reflected in this financial statement.

NOTE 11: STATEMENT OF MATERIAL INADEQUACIES

There are no material inadequacies found to exist or to have existed since the date of the previous audited report dated February 19, 2010.

SCHEDULE I

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2010

NET CAPITAL		
Total consolidated stockholders' equity		$ 352,926
Deduct stockholders' equity not allowable for net capital		72,878
Total stockholders' equity qualified for net capital		
Add:		
Subordinated borrowings allowable in computation of net capital		
Other (deductions) or allowable credits		-
Deferred income taxes asset		185,640
Total Stockholders' Equity Qualified for Net Capital		94,408
Total capital and allowable subordinated borrowings		
Deductions and/or charges:		
Non-allowable assets:		
Furniture and office equipment, net of accumulated depreciation	$ 6,392	
Other assets	-	
		6,392
Net capital before haircuts on securities positions (tentative net capital)		88,016
Haircuts on securities		
Contractual securities commitments	-	
Securities collateralizing secured demand notes	-	
Trading and investment securities	-	
Bankers' acceptances, certificates of deposit, and commercial paper	-	
U.S. and Canadian government obligations	-	
State and municipal government obligations	-	
Corporate obligations	-	
Stocks and warrants	1,500	
Options	-	
Other securities	-	
Undue concentrations	-	
Other	-	
		1,500
Net capital		$ 86,516

SCHEDULE I - (cont.)

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2010

AGGREGATE INDEBTEDNESS		
Items included in consolidated statement of financial condition:		
Payable and accrued expenses		$ 113,636
Total aggregate indebtedness		113,636
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		
(6 2/3% of aggregate indebtedness)		7,576
Minimum dollar net capital requirement		5,000
Net capital requirement (greater of)		$ 7,576
Excess net capital		$ 78,940
Excess net capital at 1,000 percent (net capital - 10% of total aggregate indebtedness)		$ 75,152
Ratio: Aggregate indebtedness to net capital		1.31 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17a-5(a) as of December 31, 2010)		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report		$ 88,141
Items not included in computation:		
Net, audit adjustments	$ (1,625)	
Net capital per above		$ 86,516

SCHEDULE II

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 Of The Securities and Exchange Commission

As of December 31, 2010

The Company has been exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer, Pershing LLC, on a fully disclosed basis.

SCHEDULE III

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2010

All customer transactions are cleared through Pershing LLC at year ended December 31, 2010 on a fully disclosed basis. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities was not applicable.

SCHEDULE IV

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

As of December 31, 2010

SEGREGATION REQUIREMENTS	N/A
FUNDS ON DEPOSIT IN SEGREGATION	N/A

SHAH & COMPANY
CERTIFIED PUBLIC ACCOUNTANT
1615 PONTIAC AVENUE
CRANSTON, RHODE ISLAND 02920
(401) 738-6200
FAX (401) 738-6223

NITA J. SHAH, M.B.A., C.P.A.

MEMBER OF THE AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors of
Arthur W. Wood Company, Inc. and Subsidiary
50 Congress Street, Suite 300
Boston, Massachusetts 02109

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Arthur W. Wood Company, Inc. and Subsidiary and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Arthur W. Wood Company, Inc. and Subsidiary's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Arthur W. Wood Company, Inc. and Subsidiary's management is responsible for the Arthur W. Wood Company, Inc. and Subsidiary's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries $1,656.65 at 7/29/10 and $1,701.98 at 2/10/11 noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 10, 2011

Shah & Company